Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - SECOND QUARTER 2014 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners LLC Members for the second quarter 2014 of US$31.2 million and net operating income of US$168.6 million.

•	Generated distributable cash flow of US$51.9 million for the second quarter 2014 representing a coverage ratio of 1.09x.

•	Declared an increased distribution for the second quarter of US$0.5425 per unit, an increase of 7% over the first quarter distribution.

•	Completed US$1.1 billion add-on term loan B. Proceeds of the term loan refinanced existing indebtedness and increased liquidity.

•	Issued a total of 6.1 million common units to the public and 3.2 million common units to Seadrill Limited for general corporate purposes

•	Economic utilization for the second quarter of 94%

Subsequent Events

•	Completed the acquisition of an additional 28% interest in Seadrill Operating LP for US$373 million

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues of US$339.6 million for the second quarter 2014 (the “second quarter”) compared to US$260.6 million in the first quarter of 2014 (the “first quarter”). The increase is primarily driven by a full quarter of operations for the West Auriga and improved uptime on the West Aquarius, West Capricorn, and West Leo.

Operating income for the quarter of US$168.6 million compared to US$123.6 million in the preceding quarter. The increase is largely as a result of the West Auriga and uptime improvements described above.

Net Income for the quarter of US$94.3 million compared to US$43.8 million in the previous quarter. This is after the recognition of the gain/loss on derivative instruments, which reflected a loss of US$27.8 million in the second quarter as compared to a loss of US$49.2 million for the first quarter as a result of a decrease in long term interest rates in the second quarter as well as a higher level of interest rate swaps as at the end of the second quarter. The unrealized non-cash element of these amounts is US$23.5 million loss in the second quarter 2014 and a US$49.8 million loss for the first quarter 2014.

1)	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling rigs Seadrill Partners LLC owns: (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius, West Leo and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn,West Sirius and West Auriga. Seadrill Partners Operating LLC owns 100% of the entities that own and operate the T-15 and T-16 tender barges.

Net income attributable to Seadrill Partners LLC Members was US$31.2 million for the second quarter compared to US$19.8 million for the previous quarter.

Distributable cash flow was US$51.9 million for Seadrill Partners’ second quarter as compared to US$30.0 million for the previous quarter2 giving a coverage ratio of 1.09x for the second quarter. The increase is mainly as a result of a full quarter of operations for the West Auriga and improved uptime on the West Aquarius, West Capricorn, and West Leo.

The coverage ratio has been negatively impacted by the increase in units outstanding following the June equity issuance as the second quarter distribution is payable on all outstanding units at the record date. Excluding the distribution in relation to the new units issues in the June equity offering, the coverage ratio would have been 1.22x.

Distribution for the period of US$0.5425 per unit, equivalent to an annual distribution of US$2.17, represents a 40% increase from the Company’s minimum quarterly distribution set at its IPO. Subsequent to the acquisition of an additional 28% ownership interest in Seadrill Operating LP the Company will own a 58% interest in the operating company. The transaction is expected to be cash flow and net asset value accretive and therefore to lead to increased distributions.

2)	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

Operations

Seadrill Partners has an interest in nine rigs in operation. The fleet is comprised of four semi-submersible rigs, two drillships and three tender rigs operating in Canada, the US Gulf of Mexico, Ghana, Nigeria, Angola and Thailand respectively.

Overall economic utilization for the fleet was 94% for the second quarter. Following the operational issues related to third party equipment on the West Aquarius, operations have returned to normal as spare parts were located on similar units, demonstrating the synergies of being associated with a strong parent such as Seadrill Limited.

Total operating expenses for the second quarter were US$177.7 million, compared to US$151.7 million in the previous quarter the increase is largely as a result of the West Auriga operating for a full quarter. The Company has good cost controls in place and sees little risk of changes to the operating cost structure.

Acquisitions

On July 21, 2014 Seadrill Partners completed the acquisition of an additional 28% interest in Seadrill Operating LP for a total consideration of US$373 million. Seadrill Operating LP has an ownership interest in three ultra-deepwater drilling rigs, West Aquarius, West Leo and West Cappella, and one semi tender rig, the West Vencedor. The Company now owns a 58% interest in Seadrill Operating LP which in line with the ownership level of the Company’s other ultra-deepwater operating company which is 51% owned. The transaction increases exposure to assets that are well known to the Company and that have stable cash flows. The transaction is expected to be cash flow and net asset value accretive and therefore to lead to increased distributions.

The gross value of the 28% share acquired, after deducting the 44% non-controlling interest in the West Capella, was $804 million. The 28% share of the debt associated with the four rigs owned by Seadrill Operating L.P., net of the West Capella non-controlling interest, was $431 million. The equity portion was therefore $373 million.

The acquisition was funded with a combination of cash and proceeds from the US$300 million equity offering completed on June 19, 2014 and surplus funds from the Company’s recent term loan B financing. The Company sold a total of 6.1 million common units to the public and 3.2 million common units to Seadrill Limited in June 2014.

Financing and Liquidity

As of June 30, 2014, the Company had cash and cash equivalents, on a consolidated basis, of US$523.3 million and two revolving credit facilities totaling US$200 million. One US$100mm facility is provided by Seadrill as the lender and the second US$100mm facility is provided by a syndicate of banks and is secured in connection with the $2.9 billion term loan B. As of June 30, 2014, these facilities were undrawn. Total debt was US$3,248.8 million as of June 30, 2014; US$251 million of this debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs.

As of June 30, 2014 the Company had two secured credit facilities, in addition to the term loan B. These facilities expire in 2015 and 2017. A refinancing strategy should be expected at maturity debt levels or higher. Additionally the Company has a US$109.5 million vendor loan from Seadrill maturing in 2016 relating to the acquisition of the T-15.

In June 2014, Seadrill Partners executed a US$1.1 billion add-on term loan B. The term loan was upsized from US$1 billion, priced at the existing rate of Libor plus 3%, subsequently swapped to a fixed rate of approximately 5.5% and will be borrowed on substantially the same terms as the Company’s existing US$1.8 billion senior secured term loan B incurred in February 2014. The 1% amortization profile of the new facility further enables the Company to more efficiently manage its replacement capital expenditure reserves by investing in new assets. Following the completion of the add-on term loan the Company’s BB-/Ba3 rating has been reaffirmed by both S&P and Moody’s.

The Board is confident that a similar refinancing can be executed on the remaining back to back loans and related party debt in order to complete the separation of Seadrill Partners’ capital structure from Seadrill Limited and further facilitate Seadrill Partners’ growth.

As of June 30, 2014, Seadrill Partners had interest rate swaps outstanding on principal debt of US$3,164.2 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 97% of debt obligations as of June 30, 2014. The average swapped rate, excluding bank margins, is approximately 2.40%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

Market

The oil market fundamentals continue to be strong with high and stable oil prices. Except for very brief periods the oil price has remained above US$100 for the last 3.5 years and the global economy continues along its growth path following the financial crisis. Even with these strong macro fundamentals oil companies seem to be unable to generate free cash flow to grow their businesses and have entered into a period of selectivity on projects as costs escalated across their entire portfolio of projects. The current situation has some similarities to the situation in 2002-2003 when oil companies had limited free cash flow to develop new reserves. This led to an increase in oil price between 2003-2008 when Brent moved from approximately US$40 to US$100 and resulted in increased investment by the oil companies. Today, the the majority of low cost inventory has been produced and oil companies are entering a new phase in which recently discovered oil must be developed in order to grow production. These reserves are in the deep and ultra-deepwater and are far more complex than reserves discovered in prior periods. We can thereby assume that the amount of rig capacity which is needed to produce a barrel of offshore oil in the future will increase.

Over the long term, return on invested capital will be the ultimate driver of capital allocation decisions and the attractive economics of the deep and ultra-deepwater will lead to increased exploration and development spending in these regions. This view is supported by most of the major oil companies.

Ultra-Deepwater Floaters

The near term market for ultra-deepwater drilling units continues to be challenging partly driven by a reduction in exploration drilling which has led to a slower growth rate in overall upstream spending. However, there is evidence of positive developments in the number of tenders that have materialized for 2015 and 2016 projects. In the meantime, independent E&P’s could potentially fill some of the exploration gap that has been created by the cuts in exploration spending from the major oil companies.

The reported overall contracting activity has increased however we see some industry participants, especially those with older units and significant portions of their fleet requiring renewal in the short term, driving prices down. The uncertain cash flow profile of these older units is forcing contractors to make difficult decisions and lock up their best assets in order to gain some clarity on the near term outlook for their business. Older 4th and 5th generations assets are quickly losing pricing power and rates are falling faster than high-specification units. Many of these units are facing high capital expenditure requirements in order to remain part of the active fleet and owners of these assets face decisions to upgrade, swap out with a new unit, or retire the asset. We have seen two examples of this recently in Norway that may prove to be a leading indicator for trends in the global market. Worldwide, out of a total active floater fleet of approximately 300 units there are 128 units more than 25 years old. It is estimated that 70 of these units will be required to have 5 year classing surveys between now and 2017. The total cost for such a classifications can easily be in excess of US$100 million.

Seadrill Partners remains in the best possible competitive position with long term contracts, robust backlog and little exposure to the near term dayrate environment.

The longer term outlook for floaters remains solid. The number of newbuild announcements has rapidly declined and existing newbuild projects are extending delivery dates. Major oil companies continue to focus their activity on 6th generation units with high variable deckload capacity, dual BOP’s, and dual activity capabilities in a bid to advance the safety and efficiency of the rigs they employ. Several oil companies are also now introducing requirements for managed pressure drilling equipment. This is not simply a matter of preference that can dissipate if customer preferences change. This migration to a higher specification fleet is in part dictated by the increasingly challenging project requirements of recent discoveries. Oil companies must now develop the challenging reserves discovered in recent years in order to replace reserves and grow production.

The main driver on the demand side will be the anticipated need to drill development wells to bring ultra-deepwater production from the present level of approximately 1.3 million barrels per day to 5 million barrels per day forecast in 2020. The delivery of 73 ultra-deepwater newbuildings from today until 2018 will increase capacity. However, it can be anticipated that a significant part of the 128 rigs that are more than 25 years old will be retired from service as they come up for classing surveys due to uneconomic classification budgets. At the same time, ordering of new rigs has more or less stopped which sets the framework for a sharp upturn when demand and supply again are balanced.

Activity in Brazil has shown the most notable improvement as Petrobras tendered their first new rig in three years and is progressing through the acceptance process for the 2015 extensions. Following a year when the market saw a number of rigs leaving the country this is certainly a step forward. Although a seemingly bearish sign to see rigs leaving the biggest operator, it was in fact a very natural market development and a perfect example of the bifurcation and fleet renewal that is occurring on a global scale today. In addition to Petrobras’ initial tender and expected extension of six rigs that have contracts expiring in 2015, it is expected that an additional three to four assets will be needed in the sort term to meet drilling requirements on the Libra field, with up to ten units expected to be required in total.

The West African market continues to be an active region for tendering activity as oil companies’ move into their next budgeting cycle. In particular we see opportunities in Nigeria, Angola, and Ghana as companies work through regulatory approval processes. As demonstrated by Seadrill’s contract announcements for the West Jupiter and West Saturn, tenders will get completed; however patience and working constructively with stakeholders are key for success. Additionally, there is a clear trend that going forward companies will need to develop a strong local presence to be competitive in these markets. Not only is there political pressure to increase local content, but also a clear economic benefit in replacing international workers with local crew.

The US Gulf of Mexico is the primary market that may see a pickup in short term exploration activity given the number of indigenous independent E&P companies in the region. We have already seen opportunistic independent oil and gas companies use the present market weakness to tender for projects where profitability has improved due to lower rig rates. We see some potential to fill in a portion of the exploration spending that has been cut by the major oil companies. Longer term opportunities will materialize, however we expect this to be pushed into 2015 and 2016 similar to other regions.

In Mexico, the energy reform process is progressing at an impressive pace. Following the acceptance of major oil companies into the region and the beginning of formal licensing rounds, demand for floaters should follow. Seadrill continues to be well positioned with PEMEX having operated the West Pegasus for the last 2.5 years with a high degree of success and more recently mobilizing 5 jack-ups to the region. In the intermediate term, prior to the awarding of licenses to major oil companies there may an opportunity for a number of additional floaters based on the current budgeted spending from PEMEX.

Outlook

The second quarter of 2014 was a success for Seadrill Partners having executed an add-on US$1.1 billion term loan B and successful equity offering. Additionally, operations have improved materially since the challenges encountered during first quarter and we have achieved an overall economic uptime of 94%.

Distributions have grown 7% during the second quarter, and 40% since the Company’s IPO in 2012. This growth exceeds the Board’s anticipated annual growth rate of 15% at the time of the Company’s initial public offering in October 2012. Seadrill Partners achieved a coverage ratio of 1.09x during the second quarter even after taking into consideration the increased share count following the equity offering in June. The Company continues to target a coverage ratio of 1.1x after accounting for maintenance and replacement reserves.

This track record demonstrates Seadrill Partners’ commitment to growth. The Board and management team remain committed to growing distributions by acquiring operating company units or additional assets. The Board is pleased the Company has managed to diversify its fleet and reached the point where it is prudent to acquire operating company units. By moving swiftly to acquire an additional 5 rigs since IPO Seadrill Partners has opened up a new avenue for distribution growth.

The add-on term loan B completed in June is another important step towards rationalizing Seadrill Parnters’ debt structure which makes the Company well positioned for future growth. The transaction, originally marketed as a US$1 billion facility and upsized to US$1.1 billion, is an add-on to the existing US$1.8 billion facility executed in February of this year and priced at the existing loan’s rate of Libor plus 3%. This represents a continuation of the strategy to refinance existing debt of acquired rigs at the partnership level with a more appropriate amortization profile. The addition of another two units to the Borrower Group increases contract duration and further diversifies the cash flows supporting the Company’s credit. By upsizing the loan, the market has acknowledged Seadrill Partners’ long term contracted cash flow, visible growth profile and high quality fleet.

During the remainder of the year the Company will continue to explore financing alternatives to refinance the remaining related party debt on the West Vencedor, T-15 and T-16 at the Seadrill Partners level and continue to manage the capital structure to maximize distributable cash flow.

Operationally, the Board and management team are pleased with the improvements shown during the second quarter. The 94% utilization rate reflects the return to normal operations of the West Aquarius and West Capricorn. The ability of an MLP to maintain distributions during periods of operational challenges is linked to fleet size. The West Aquarius would have had a much more pronounced impact had Seadrill Partners owned fewer assets in its portfolio. Seadrill Partner’s ability to quickly grow its fleet has put the Company in the position to manage through periodic downtime while growing distributions. Thus far in the third quarter The West Capricorn has experienced 21 days of downtime due to BOP issues but has now returned to service. Utilization for the rest of the fleet to date in the third quarter is approximately 95% and the Company currently expects to achieve its targeted coverage ratio for the third quarter.

Distributable cash flow for the third quarter of 2014 will be positively impacted by the cash contribution from the additional 28% interest in Seadrill Operating LP. The acquisition increases exposure to assets that are well known to the Company and that have stable cash flows. The transaction is expected to be cash flow and net asset value accretive and therefore to lead to increased distributions.

The Board remains committed to its high growth acquisition strategy in order to strengthen the fleet composition, diversify the customer base, and increase backlog. The Company’s modern best in class fleet and long term contracts protect the Company from the current short-term negative market sentiment. It is a realistic scenario that demand growth for development drilling will have outpaced supply growth when the Company’s existing contracts roll off. Significant old capacity is expected to leave the market, while limited newbuild projects are likely to be initiated. This may put the Company in a strong negotiating position when it comes time to re-contract units. With an orderbacklog of US$5.1 billion, a new fleet and solid prospects for future growth the Board looks optimistically toward the future.

August 27, 2014

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling rigs in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS	Three months ended			Six months ended
(US$ millions)	June 30, 2014	March 31, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$339.6	$260.6	$257.8	$600.2	$502.6
Reimbursable revenues	6.7	14.7	3.3	21.4	8.0
Other revenues	—	—	0.4	—	5.2

Total operating revenues	346.3	275.3	261.5	621.6	515.8

Operating expenses
Vessel and rig operating expenses	107.9	84.3	88.2	192.2	182.2
Reimbursable expenses	6.1	14.3	3.1	20.4	7.6
Depreciation and amortization	54.9	39.7	33.8	94.6	68.0
General and administrative expenses	8.8	13.4	12.6	22.2	22.9

Total operating expenses	177.7	151.7	137.7	329.4	280.7

Operating income	$168.6	$123.6	$123.8	$292.2	$235.1

Financial items
Interest income	1.0	0.9	0.9	1.9	1.4
Interest expense	(37.6)	(28.6)	(20.5)	(66.2)	(40.2)
(Loss)/ gain on derivative financial instruments	(27.8)	(49.2)	42.2	(77.0)	45.6
Foreign currency exchange gain/(loss)	(0.4)	1.1	(0.3)	0.7	(1.1)

Total financial items	(64.8)	(75.8)	22.3	(140.6)	5.7

Income before income taxes	103.8	47.8	146.1	151.6	240.8

Income taxes	(9.5)	(4.0)	(9.0)	(13.5)	(17.5)

Net income	$94.3	$43.8	$137.1	$138.1	$223.3

Net income attributable to Seadrill Partners LLC members	$31.2	$19.8	$45.7	$51.0	$76.9
Net income attributable to the non-controlling interest	63.1	24.0	91.4	87.1	146.4

Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	67,278	57,995	24,815	67,278	24,815
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS	June 30, 2014	December 31, 2013
(in US$ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	523.3	89.7
Accounts receivables, net	284.9	175.8
Amount due from related party	45.9	248.3
Other current assets	81.2	54.7

Total current assets	935.3	568.5

Non-current assets
Drilling units	4,452.2	3,448.3
Goodwill	2.9	—
Deferred tax assets	4.7	9.8
Other non-current assets	242.5	46.0

Total non-current assets	4,702.3	3,504.1

Total assets	5,637.6	4,072.6

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	29.0	—
Current portion of long-term related party payable	102.2	108.3
Related party revolving credit facility	—	125.9
Trade accounts payable and accruals	62.6	80.0
Other related party payables	158.2	292.1
Other current liabilities	70.1	47.8

Total current liabilities	422.1	654.1

Non-current liabilities
Long-term debt	2,859.2	—
Long-term related party payable	258.4	1,826.4
Related party loan notes	—	299.9
Other non-current liabilities	31.3	37.6

Total non-current liabilities	3,148.9	2,163.9

Total liabilities	3,571.0	2,818

Total equity	2,066.6	1,254.6

Total liabilities and equity	5,637.6	4,072.6

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, unrealised foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

DISTRIBUTABLE CASH FLOW

	Three months ended June 30, 2014	Three months ended March 31, 2014
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	31.2	19.8

Interest income	(1.0)	(0.9)
Interest expense (including interest rate swap settlement amounts)	37.6	28.6
Loss on derivative financial instruments	27.8	49.2
Depreciation and amortization	54.9	39.7
Foreign currency exchange loss/(gain)	0.4	(1.1)
Income taxes	9.5	4.0
Non-controlling interest [1]	63.1	24.0

EBITDA	223.5	163.3

Add: Net mobilization earnings capitalized	—	—
Less: Amortization of mobilization revenue and expenses	0.1	(4.6)

Adjusted EBITDA	223.6	158.7

Cash interest income	1.7	0.9
Cash interest expense	(34.5)	(28.2)
Cash tax paid	(12.0)	(10.0)
Estimated maintenance and replacement capital expenditure [2]	(40.5)	(33.6)

Cash flow available for distribution	138.3	87.8

Cash flow attributable to non-controlling interest	(86.4)	(57.8)

Distributable cash flow	51.9	30.0

Distribution declared	47.7	38.9
Coverage	1.09x	0.77x

[1]

The non-controlling interest comprises (i) the 70% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius,

West Leo and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius and the West Auriga. The non-controlling interest existed either from the IPO closing date for the date of acquisition of entities that own and operate the drilling unit. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as apposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.